Exhibit (a)(1)

Blue Owl Capital Corporation II Investor Letter

Dear Investor,

We want to keep you informed about recent developments involving OBDC II. On March 13, 2026, OBDC II announced that its Board of Directors has unanimously recommended that shareholders reject the unsolicited, minority tender offer from Cox Capital Partners and Saba Capital. The offering price represents a discount of approximately 33.2% to net asset value (“NAV”).1

We strongly recommend that you REJECT Cox and Saba’s offer and NOT tender your shares. To reject the offer,

you can simply not respond and disregard any offer materials you may have received.

The Board went through a thorough process to reach this recommendation:

•	Consulted with members of management and its financial and legal advisors.

•	Reviewed the terms and conditions of the offer.

•	Considered other information related to the fund’s historical financial performance, portfolio of assets and future opportunities.

We believe shareholders should reject this offer for the following reasons:

•

The offer price is at a significant discount to NAV. This is an attempt to exploit OBDC II shareholders by purchasing their shares at a 33.2%[1] discount, well below the NAV of OBDC II shares. The Board and management have already stated that the Company has taken significant steps to return capital to shareholders at no discount to fair value.

•

Cox and Saba’s offer price is inadequate, arbitrary and substantially undervalues OBDC II’s assets and ongoing access to liquidity. The Board, amongst other things, evaluated the offer’s significant discount to NAV (33.2%)[1] and considered an inadequacy opinion from BofA Securities, Inc., which concluded the offer price is inadequate for OBDC II shareholders from a financial point of view.[2] In contrast, Cox and Saba conducted no independent analysis of their offer to ensure fairness.

•

Tendering will prohibit OBDC II shareholders from receiving future distributions and realizing any appreciation in the value of their shares in the future. With respect to tendered shares, these shareholders will forfeit their ownership interest in a high-performing portfolio and all future distributions, including return of capital distributions, associated with that portfolio.

Blue Owl remains focused on maximizing value for OBDC II shareholders and protecting your interests through the disciplined execution of our investment strategy. Putting investors first is at the heart of everything we do. Your trust, capital, and long-term commitment are the foundation of our business, and every decision is made with your interests in mind.

If you have tendered your shares into the Cox and Saba tender offer, we recommend you immediately withdraw from the offer. Email OBDCIICoxSabaTO@dfking.com to request a withdrawal form.

Sincerely,

Jonathan Lamm

Chief Operating Officer and Chief Financial Officer

Any questions?

Email: ServiceDesk@blueowl.com

[1]	Based on OBDC II’s reported NAV per share as of February 24, 2026, less the return of capital distribution of $2.50 payable on or before March 31, 2026, to shareholders of record as of March 24, 2026.
[2]

The Board considered the fact that, on March 12, 2026, BofA Securities rendered an oral opinion to the Board, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to the holders of shares (other than Cox and Saba and their affiliates) pursuant to the offer was inadequate from a financial point of view to such holders. The full text of the written opinion, dated March 12, 2026, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken with such opinion, is attached as Exhibit (g)(1) to OBDC II’s 14D-9. BofA Securities provided its opinion for the information and assistance of the Board in connection with its consideration of the offer. The opinion of BofA Securities is not a recommendation as to whether or not any shareholders should tender such shares in connection with the offer or any other matter.